                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                (AMENDMENT NO. 1)

                TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PSB GROUP, INC.
                              (NAME OF THE ISSUER)

                                 PSB GROUP, INC.
                                   MERGER CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   69360T 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

           MICHAEL J. TIERNEY                              COPY TO:
  PRESIDENT AND CHIEF EXECUTIVE OFFICER               TIMOTHY E. KRAEPEL
             PSB GROUP, INC.                   HOWARD & HOWARD ATTORNEYS, P.C.
         1800 EAST 12 MILE ROAD                39400 WOODWARD AVENUE, SUITE 101
     MADISON HEIGHTS, MICHIGAN 48071           BLOOMFIELD HILLS, MI 48304-5151
             (248) 548-2900                             (248) 645-1483
 (NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF THE PERSON(S)
            FILING STATEMENT)

                                   ----------

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

Transaction valuation*   Amount of filing fee
----------------------   --------------------
$3,110,499                      $95.50

* For purposes of calculating the fee only. This amount assumes the acquisition of 148,119 shares of common stock of the subject company acquired in the merger for $21.00 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the Total Consideration.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95.50                         Filing Party: PSB Group, Inc.
Form or Registration No.: Preliminary Schedule 13E-3   Date Filed: August 7, 2007

                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                  INTRODUCTION

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") initially filed on August 7, 2007, is being filed by PSB Group, Inc., a Michigan corporation (the "Company") in connection with the proposed merger (the "Merger") of Merger Co., (a recently incorporated Michigan corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger was to be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of May 23, 2007 between the Company and Merger Co. (the "Merger Agreement").

     Upon effectiveness of the Merger, (i) each share of the Company's common stock (the "Common Stock"), held of record by a shareholder who owned, as of the effective time of the merger, fewer than 1,380 shares of Common Stock was to be converted into the right to receive $21.00 in cash from the Company; and (ii) each share of the Common Stock held of record by a shareholder who owned, as of the effective date of the merger, 1,380 or more shares of Common Stock was to not be affected by the Merger and remain outstanding.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission as a final amendment to report that, as a result of necessary increases in the Company's loan loss provision, the Company's board of directors has decided to suspend the going private transaction at the present time. The Company issued a press release on October 4, 2007 related to the Company's anticipated 3rd quarter loan loss provision and the board of directors' decision to suspend the going private transaction.

ITEM 15. ADDITIONAL INFORMATION

         (b) Other Material Information.

         On October 4, 2007, the Company issued a press release announcing the Company's anticipated 3rd quarter loan loss provision and the board of directors' decision to suspend the going private transaction.

ITEM 16. EXHIBITS

         Press Release of PSB Group, Inc. dated October 4, 2007.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2007                   PSB GROUP, INC.


                                        By: /s/ Michael J. Tierney
                                            ------------------------------------
                                            Michael J. Tierney
                                            President and Chief Executive
                                            Officer


                                        MERGER CO.


                                        By: /s/ Michael J. Tierney
                                            ------------------------------------
                                            Michael J. Tierney
                                            President

                                  EXHIBIT INDEX

Press Release of PSB Group, Inc. dated October 4, 2007.